Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Zhihu Inc.
知乎

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
(NYSE: ZH; HKEX: 2390)

POLL RESULTS OF THE ANNUAL GENERAL MEETING
HELD ON JUNE 25, 2025

Reference is made to the Notice of Annual General Meeting (the "**AGM**") dated May 29, 2025 (the "**Notice**") and the circular to holders of the Company's Shares (the "**Shareholders**") dated May 29, 2025 (the "**Circular**") of Zhihu Inc. (the "**Company**"). Unless otherwise required by the context, capitalised terms used in this announcement shall have the same meanings as defined in the Circular and/or the Notice.

The board of directors (the "**Board**") of the Company is pleased to announce that the AGM was held on June 25, 2025 at Room Xinzhi, Floor 1, Zone C, China Industry-Academy-Research Achievement Transformation Center, No. 18A Xueqing Road, Haidian District, Beijing, the People's Republic of China. All resolutions at the AGM have been duly passed. As of the Share Record Date, the total number of issued Shares was 264,571,454 Shares, comprising 249,124,676 Class A Ordinary Shares (including the 1,567,164 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans of the Company (the "**Bulk Issuance Shares**")) and 15,446,778 Class B Ordinary Shares. The trustees of the share schemes of the Company which held in aggregate 17,415,752 unvested Class A Ordinary Shares awarded and the holder of the Bulk Issuance Shares, were required to abstain from voting on all the Resolutions proposed at the AGM. Save as disclosed above, there was no Shareholder who was required under Listing Rules to abstain from voting on any resolution proposed at the AGM, nor any Shareholder who was entitled to attend the AGM but was required to abstain from voting in favour of any resolution at the AGM pursuant to Rule 13.40 of the Listing Rules. No Shareholder has indicated in the Circular that it intends to vote against or in abstention in respect of any resolution proposed at the AGM. There were (a) no treasury Shares held by the Company (including any treasury Shares held or deposited with CCASS) and (b) no repurchased Shares that should be excluded from the total number of issued Shares for the purpose of the AGM.

Accordingly, the total number of shares of the Company entitling the holder to attend and vote on the resolutions numbered 1 to 6 at the AGM was 264,571,454 Shares, comprising 249,124,676 Class A Ordinary Shares (including the 1,567,164 Bulk Issuance Shares as of the Share Record Date) and 15,446,778 Class B Ordinary Shares.

According to the Articles of Association, (i) with regard to the resolutions 1, 2(a)(i), 2(b), 3, 4 and 5, each Class A ordinary share shall entitle its holder to one vote and each Class B ordinary share shall entitle its holder to ten votes on a poll at the AGM; (ii) with regard to the resolutions 2(a)(ii), 2(a)(iii) and 6, each Class A ordinary share and each Class B ordinary share shall entitle its holder to one vote on a poll at the AGM.

In accordance with the provisions of the Listing Rules, voting on the resolutions at the AGM was conducted by way of poll. The voting results in respect of the resolutions proposed at the AGM are set out as follows:

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]		
1.	To receive, consider, and adopt the audited consolidated financial statements of the Company as of and for the year ended December 31, 2024 and the reports of the directors of the Company and auditor thereon.	Class A ordinary shares	174,618,745 (99.999871%)	225 (0.000129%)	400,341	174,618,970	174,618,970
		Class B ordinary shares	154,467,780 (100.000000%)	0 (0.000000%)	0	15,446,778	154,467,780
		TOTAL NUMBER (CLASS A & CLASS B)	329,086,525 (99.999932%)	225 (0.000068%)	400,341	190,065,748	329,086,750
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.						
2(a)(i)	To re-elect Mr. Dahai Li as a non-executive director.	Class A ordinary shares	171,754,292 (98.245259%)	3,067,673 (1.754741%)	197,346	174,821,965	174,821,965
		Class B ordinary shares	154,467,780 (100.000000%)	0 (0.000000%)	0	15,446,778	154,467,780
		TOTAL NUMBER (CLASS A & CLASS B)	326,222,072 (99.068397%)	3,067,673 (0.931603%)	197,346	190,268,743	329,289,745
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.						
2(a)(ii)	To re-elect Mr. Derek Chen as an independent non-executive director.	Class A ordinary shares	172,208,968 (98.505338%)	2,612,997 (1.494662%)	197,346	174,821,965	174,821,965
		Class B ordinary shares	15,446,778 (100.000000%)	0 (0.000000%)	0	15,446,778	15,446,778
		TOTAL NUMBER (CLASS A & CLASS B)	187,655,746 (98.626681%)	2,612,997 (1.373319%)	197,346	190,268,743	190,268,743
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.						

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[1]   According to the Companies Act (As Revised) of the Cayman Islands and the Articles of Association, the Shares in abstention do not need to be calculated as votes.

ORDINARY RESOLUTIONS		NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
		FOR	AGAINST	ABSTAIN[1]		
2(a)(iii)	To re-elect Dr. Li-Lan Cheng as an independent non-executive director.	Class A ordinary shares	171,983,815 (98.376552%)	2,838,144 (1.623448%)	197,352	174,821,959	174,821,959
		Class B ordinary shares	15,446,778 (100.000000%)	0 (0.000000%)	0	15,446,778	15,446,778
		TOTAL NUMBER (CLASS A & CLASS B)	187,430,593 (98.508350%)	2,838,144 (1.491650%)	197,352	190,268,737	190,268,737
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.						
2(b)	To authorize the board of directors of the Company to fix the remuneration of directors.	Class A ordinary shares	174,232,171 (99.662154%)	590,631 (0.337846%)	196,509	174,822,802	174,822,802
		Class B ordinary shares	154,467,780 (100.000000%)	0 (0.000000%)	0	15,446,778	154,467,780
		TOTAL NUMBER (CLASS A & CLASS B)	328,699,951 (99.820635%)	590,631 (0.179365%)	196,509	190,269,580	329,290,582
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.						
3.	To grant a general mandate to the directors to issue, allot, and deal with additional Class A ordinary shares of the Company (including any sale or transfer of treasury shares out of treasury) not exceeding 20% of the total number of issued and outstanding shares of the Company (excluding any treasury shares) as of the date of passing of this resolution.	Class A ordinary shares	139,578,080 (79.866420%)	35,186,333 (20.133580%)	254,898	174,764,413	174,764,413
		Class B ordinary shares	154,467,780 (100.000000%)	0 (0.000000%)	0	15,446,778	154,467,780
		TOTAL NUMBER (CLASS A & CLASS B)	294,045,860 (89.312609%)	35,186,333 (10.687391%)	254,898	190,211,191	329,232,193
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.						

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]		
4.	To grant a general mandate to the directors to repurchase shares and/or ADSs of the Company not exceeding 10% of the total number of issued and outstanding shares of the Company (excluding any treasury shares) as of the date of passing of this resolution.	Class A ordinary shares	174,960,169 (99.999794%)	360 (0.000206%)	58,782	174,960,529	174,960,529
		Class B ordinary shares	154,467,780 (100.000000%)	0 (0.000000%)	0	15,446,778	154,467,780
		TOTAL NUMBER (CLASS A & CLASS B)	329,427,949 (99.999891%)	360 (0.000109%)	58,782	190,407,307	329,428,309
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.						
5.	To extend the general mandate granted to the directors to issue, allot, and deal with additional shares in the capital of the Company (including any sale or transfer of treasury shares out of treasury) by the aggregate number of the shares and/or shares underlying ADSs repurchased by the Company.	Class A ordinary shares	134,766,474 (77.001891%)	40,250,623 (22.998109%)	2,214	175,017,097	175,017,097
		Class B ordinary shares	154,467,780 (100.000000%)	0 (0.000000%)	0	15,446,778	154,467,780
		TOTAL NUMBER (CLASS A & CLASS B)	289,234,254 (87.783772%)	40,250,623 (12.216228%)	2,214	190,463,875	329,484,877
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.						
6.	To re-appoint Pricewaterhouse Coopers as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the board of directors of the Company to fix their remuneration for the year ending December 31, 2025.	Class A ordinary shares	175,016,797 (99.999894%)	186 (0.000106%)	2,328	175,016,983	175,016,983
		Class B ordinary shares	15,446,778 (100.000000%)	0 (0.000000%)	0	15,446,778	15,446,778
		TOTAL NUMBER (CLASS A & CLASS B)	190,463,575 (99.999902%)	186 (0.000098%)	2,328	190,463,761	190,463,761
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.						

The Company's share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM.

All directors of the Company, namely Mr. Yuan Zhou, Mr. Dahai Li, Mr. Zhaohui Li, Mr. Bing Yu, Ms. Hope Ni, Mr. Derek Chen and Dr. Li-Lan Cheng attended the AGM, either in person or by electronic means.


By Order of the Board
Zhihu Inc.
Yuan Zhou
Chairman


Hong Kong, June 25, 2025

As of the date of this announcement, the Board comprises Mr. Yuan Zhou as an executive director, Mr. Dahai Li, Mr. Zhaohui Li and Mr. Bing Yu as non-executive directors and Ms. Hope Ni, Mr. Derek Chen and Dr. Li-Lan Cheng as independent non-executive directors.